Mail Stop 3561
                                                             September 27, 2016


  Jeremy Frommer
  Chief Executive Officer
  Jerrick Media Holdings, Inc.
  202 S. Dean Street
  Englewood, NJ 07631

         Re:     Jerrick Media Holdings, Inc.
                 Registration Statement on Form S-1
                 Filed August 31, 2016
                 File No. 333-213405

  Dear Mr. Frommer:

         We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  General

     1. We note that you have not named Chris Gordon as a statutory underwriter pursuant to
        Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis explaining why this is not necessary. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

     2. Please provide us the legal basis as to why the registration statement may cover "an indeterminate number" of shares of Common Stock issued or issuable at your discretion in payment of dividends on the preferred stock in lieu of cash dividends, rather than specifying a number of shares based on a reasonable estimate.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
September 27, 2016
Page 2

          3. Please revise the prospectus to consistently disclose the amount of the company's authorized stock. Reconcile the amounts that you reference on pages 13 and 37
             (320,000,000 authorized shares) and pages F-20 and F-44 (100,000,000 authorized shares) of the prospectus. In this regard, we note that the Articles of Incorporation that you incorporate by reference as Exhibit 3.1 in the Exhibit Index are dated June 13, 2012, and the document from which you incorporate by reference was filed on March 30, 2006.
             Please explain this discrepancy.

        Prospectus Summary, page 2

        Risks Related to out [sic] Business, page 4

          4. Revise your list of material risks to include a reference to the company's substantial debt and liquidating damages, and the extent to which expenses to service these obligations significantly exceed available cash.

       Recent Developments, page 5

          5. Please describe the circumstances under which you incurred liquidating damages on the
             Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and warrants including material dates and amounts.

          6. Please define the acronyms GTPH and GPH the first time they appear in the prospectus.

          7. Please revise your references to the date of the reverse triangular merger throughout the prospectus. In some places you reference it as 2016, in others as 2015.

       Risk Factors, page 7

          8. We note your disclosure that the Potent Media website "keeps its user base informed on all things involving cannabis culture." Please tell us what consideration you gave to providing risk factor disclosure in light of the illegal nature of the cannabis industry under federal law and the laws of some states.

          9. Please add a risk factor addressing risks related to the government regulation of adult content, as related to Filthy Media, or please tell us why this does not present a material risk to your business, financial condition or results of operations.

          10. Please add a risk factor addressing the substantial accrued liquidating damages with respect to your Series A Convertible Preferred Stock, Series B Convertible Preferred
              Stock, and warrants. Discuss the number of additional shares that you may issue to satisfy this and the dilution to existing shareholders that may result, and discuss the amount of potential cash payment relative to your available cash. Jeremy Frommer
Jerrick Media Holdings, Inc.
September 27, 2016
Page 3

       We may...issue additional shares of common stock...page 13

          11. To allow investors to quantify their dilution risk, revise this risk factor to include a reference to the amount of common stock currently outstanding, as well as quantifying the number of shares of common stock that may be issued in respect of each convertible preferred stock that the company has issued, including in respect to accrued dividends, and in respect to warrants.

       Determination of Offering Price, page 16

          12. Refer to the disclosure that "The offering price of the shares of Common Stock and the
              Common Stock underlying the Series A Preferred and Series B Preferred is $0.25 and
              $0.30, respectively," and the further disclosure that the offering price of the common stock underlying the warrants is based on the exercise price of the warrants. Please revise to further clarify that these do not represent the offering prices of the securities. We note for example that the shares may be sold at market prices.

       Selling Security Holders, page 16

          13. The ownership percentages recorded in the table on pages 16 and 17 do not appear to tabulate correctly. Please recalculate the percentages disclosed.

       Plan of Distribution, page 19

          14. Please provide your analysis of the applicability of Regulation M to the hedging transactions with broker-dealers or other financial institutions that you disclose at the top of page 20.

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       23

       Liquidity and Capital Resources, page 26

          15. Refer to the first sentence of the fourth risk factor on page 8, which states your expectation that you will have adequate capital for the next 12 months. Please explain how it is that you will have sufficient capital, taking account of your working capital deficit, accumulated deficit, the company's continuing substantial losses from operations, accrued liquidating damages, the fact that substantially all of the company's assets are currently pledged through a senior security interest as collateral for the loan from Arthur
              Rosen that the company and Mr. Rosen entered into on May 26, 2016, other indebtedness, and the disclosure in Note 3 to the financial statements as of June 30, 2016 that "...factors raise substantial doubt about the Company's ability to continue as a going concern." We note in this regard that the company will not receive any proceeds from the offering. Explain any course of action you plan to take to remedy your liquidity deficiency. Refer to Item 303(a)(1) of Regulation S-K.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
September 27, 2016
Page 4


       Security Ownership of Certain Beneficial Owners and Management, page 36

          16. Please reconcile the 32,781,881 shares of Common Stock you state on pages 36 and 37 that you had outstanding as of August 31, 2016 with the statement on page 6 that you had
              33,448,495 shares outstanding as of that date. Additionally please confirm to us that you are using the correct number of shares outstanding to calculate the percentages in both the
              Selling Security Holders table beginning on page 16 and the Security Ownership table on page 36.

                We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

               Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
September 27, 2016
Page 5

              You may contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.


                                                                Sincerely,

                                                                /s/ John Dana
Brown

                                                                John Dana Brown

Attorney-Advisor